SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

International load factor sets new record as highest in history for the month of June

In the domestic market we are showing a sequential increase in yield and load factor

São Paulo, July 14, 2010 – TAM (BM&FBOVESPA: TAMM4, NYSE: TAM) announces that the National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of June 2010.

TAM Airlines

Domestic market

Comparing June 2010 with the same period the year before, our demand (in RPKs) grew 12.0%, combined with an increase of 13.3% in our supply (in ASKs), which led to a slight reduction in our load factor by 0.7 p.p., bringing it to 63.9%. When we compare it to May, we show a significant growth in demand by 11.1% against a decline in supply of 0.7% due to the lower number of days in this month, leading to an increment of 6.8 percentage points in the load factor. Our market share for the month was 42.9%.

Cumulatively for the period from January to June of 2010 compared with 2009, our demand grew by 12.4%, while the growth of supply stood at 8.4%, resulting in a 2.3 percentage point increase in the load factor, reaching 65.3%. Our market share for the period was 42.2%.

As for domestic yield for June, we can observe a high single digit increase comparing to the month of May, according to our expectations previously announced. The second quarter of the year is a period of weak demand, with a high predominance of business travelers. In June we continue to observe a high concentration of passengers of this profile, raising the quality of our yield (because they fly predominantly during peak hours and buy tickets with little advance notice), combined with the return on leisure passengers traveling for the start of the vacation period, helping to raise load factors.  This recovery in yield supports the move towards rationality observed in the market, which we believe that should also be maintained for the second half of the year.

International market

The international market continues to surprise with strong demand, and for the ninth consecutive month, we have increased the load factor in relation to the same month last year, reaching 78.8%. With this we set a new record with the best month of June in our history. Compared to the same month last year, we see an impressive rise of 10.5 p.p., due to the combination of a 22.1% increase in demand with a 5.8% increase in supply.  Our market share in June was 86.5%.

Cumulatively for the period from January to June of 2010, the load factor stood at 76.9%, a 6.7 p.p. increase compared to the same period last year. Market share for the period was 84.7%.

International yield in dollars should record a high single digit reduction in June compared to May, in line with company expectations and based on seasonality.

 Pantanal Airlines

As a result of successive improvements in rates of punctuality and regularity, raising passenger trust in the company, we continue to observe a significant increase in the rate of occupancy for its aircraft, with a growth of 10.3 percentage points. This increase is the result of a 18.9% increase in demand combined with an 1.2% decrease in supply.  In relation to May of 2010, the load factor reduced 1.9 percentage points. Market share for June came to 0.14%.

For the period from January to June, we had a load factor 7.8 percentage points above the same period the year before. Market share for the period stood at 0.13%.

We are in the final phase of analysis of the business model for Pantanal, and as soon as they are defined, we should be announcing the company's plans for its network and fleet.

Tables

See below our operating data for the month of June and for the period from January to June:

Domestic Market	June 2010	June 2009	Var. % YoY	May 2010	Var. % MoM	Jan-May 2010	Jan-May 2009	Var. % YoY
TAM
ASK (millions) – Supply	3,455	3,050	13.3%	3,480	-0.7%	20,703	19,106	8.4%
RPK (millions) – Demand	2,208	1,972	12.0%	1,988	11.1%	13,525	12,034	12.4%
Load Factor	63.9%	64.7%	-0.7p.p.	57.1%	6.8p.p.	65.3%	63.0%	2.3p.p.
Market share	42.9%	44.8%	-1.9p.p.	40.9%	2p.p.	42.2%	47.9%	-5.7p.p.

Pantanal
ASK (millions) – Supply	12	12	-1.2%	12	-2.7%	70	64	8.3%
RPK (millions) – Demand	7	6	18.9%	8	-5.7%	42	34	24.1%
Load Factor	61.1%	50.8%	10.3p.p.	63.0%	-1.9p.p.	60.9%	53.2%	7.8p.p.
Market share	0.14%	0.14%	0p.p.	0.16%	-0.02p.p.	0.13%	0.14%	-0.01p.p.

International Market	June 2010	June 2009	Var. % YoY	May 2010	Var. % MoM	Jan-May 2010	Jan-May 2009	Var. % YoY
TAM
ASK (millions) – Supply	2,195	2,075	5.8%	2,173	1.0%	12,609	12,354	2.1%
RPK (millions) – Demand	1,731	1,417	22.1%	1,692	2.3%	9,701	8,684	11.7%
Load Factor	78.8%	68.3%	10.5p.p.	77.8%	1p.p.	76.9%	70.3%	6.7p.p.
Market share	86.5%	86.7%	-0.1p.p.	87.9%	-1.4p.p.	84.7%	86.0%	-1.3p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação

Phone.: (55) (11) 3594-0328

equipetam@mvl.com.br

About TAM: (www.tam.com.br)
We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.9% domestic market share and 86.5% international market share in June 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.